Mail Stop 6010

January 7, 2008

Peter G. Savas
Chairman and Chief Executive Officer
Alseres Pharmaceuticals, Inc.
85 Main Street
Hopkinton, MA 01748

> **Re:** **Alseres Pharmaceuticals, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed December 20, 2007**
> **File No. 333-146171**

Dear Mr. Savas:

We have limited our review of your filing to those issues we have addressed in our comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Selling Stockholders, page 26

1. We note your response to our prior comment 4 and reissue that comment in part. It appears that the Series E Convertible Preferred Stock is the only convertible security issued to the selling shareholders that remains outstanding. With respect to the Series E Convertible Preferred Stock, please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

   - the total possible profit to be realized as a result of any conversion discount for the Series E Convertible Preferred Stock, presented in a table with the following information disclosed separately:

- market price per share of the underlying securities on the date of the sale of the Series E Convertible Preferred Stock;

- the conversion price per share as of the date of the sale of the Series E Convertible Preferred Stock, calculated as follows:

  - if the conversion price per share is set at a fixed price, use the price per share on the date of the sale of the Series E Convertible Preferred Stock; and

  - if the conversion price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion discount rate and the market rate per share on the date of the sale of the Series E Convertible Preferred Stock and determine the conversion price per share as of that date;

- the total possible shares to be received (assuming complete conversion);

- the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of the Series E Convertible Preferred Stock and the total possible shares to be received;

- the total possible shares to be received and the combined conversion price of the total number of shares underlying the Series E Convertible Preferred Stock calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

- the total possible discount to the market price as of the date of the sale of the Series E Convertible Preferred Stock, calculated by subtracting the total conversion price on the date of the sale of the Series E Convertible Preferred Stock from the combined market price of the total number of underlying shares on that date.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Sebastian Gomez Abero at (202) 551-3578, Suzanne Hayes, Legal Branch Chief, at (202) 551-3675 or me at (202) 551-3715 with any questions.

                                         Sincerely,

                                         Jeffrey P. Riedler
                                         Assistant Director

cc: Philip P. Rossetti, Esq.
        Wilmer Cutler Pickering Hale and Dorr LLP
        60 State Street
        Boston, Massachusetts 02109